Mail Stop 3233

                                                                    September
21, 2018

Via E-Mail
Craig Cecilio
Chief Executive Officer
DF Growth REIT, LLC
600 W. Broadway, Suite 1420
San Diego, CA 92101

       Re:     DF Growth REIT, LLC
               Draft Offering Statement on Form 1-A
               Submitted August 24, 2018
               CIK No. 0001750695

Dear Mr. Cecilio:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that your Manager has "sole and absolute discretion" to "increase or decrease the price per Class A Investor Share to reflect changes in the value of our assets and the amount of our liabilities . . . ," and that such change may be effected through the use of an offering supplement. It is unclear to us how this contemplated pricing change may be conducted via a supplement within the provisions of Regulation A. See Rule 252(f)(2)(ii)
       and Rule 253 for additional guidance. Please provide us with a detailed legal analysis as to how you intend to accomplish the pricing change and how your proposed pricing would comply with Rule 251(d)(3)(ii)'s requirement that Regulation A offerings be conducted at a "fixed price."
 Craig Cecilio
DF Growth REIT, LLC
September 21, 2018
Page 2

2. We note that investors appear to be controlled by both the Investment Agreement and
      LLC Agreement. In addition to summarizing the LLC Agreement beginning on page 41, please also briefly summarize the Investment Agreement and clarify for investors how the two agreements operate together. To the extent that one agreement may conflict with the other, please clarify the controlling agreement. In this regard, we note that the
      Investment Agreement contains an exclusive forum provision, which references
      Delaware courts or Federal courts located in Delaware, whereas the LLC Agreement's exclusive forum provision references California courts or Federal courts located in or most geographically convenient to San Diego, California. Please also revise your offering circular to discuss the exclusive forum provision that is contained in the LLC
      Agreement. In addition, please revise your disclosure on page 9, which indicates that
      California courts are the exclusive forum provision, such that it is consistent with provision that is contained in the Investment Agreement. Finally, please revise your offering circular to clarify if each exclusive forum provision also applies to claims made under the federal securities laws.

3. We note that both your Investment Agreement and LLC Agreement include a waiver of jury trials. Please revise your offering statement to describe the jury trial waiver provision in more detail and expand the risk factor disclosure on page 9 regarding how this provision will impact holders of your securities. In this regard, please revise to:

         Describe specifically the basis for your belief that this provision is enforceable under federal and state law;

         Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

         To the extent the provision applies to federal securities law claims, please revise the disclosure and the agreements to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws; and

         Clarify whether purchasers of interests in a secondary transaction would be subject to the provision.

4. The Investment Agreement provides that an investor would not be entitled to recover any
      "lost profits or special, consequential, or punitive damages . . . ."
Please revise to your
      offering circular to clarify whether this provision applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision or, alternatively, address any questions as to enforceability.

5. We note that on the cover page of the offering statement you indicate that the offering has
      "no minimum amount," and that you will begin to "deploy (spend) the money we raise right away," however, on page 17, you indicate that you will begin deploying capital
 Craig Cecilio
DF Growth REIT, LLC
September 21, 2018
Page 3

       once you have raised $100,000, which you also refer to as the "Initial Closing Date."
       Please revise for consistency throughout.

Part II   Offering Circular

Summary of Our Business, page 1

6. We note your risk factor disclosure on page 5 indicates that you only intend to invest in projects sponsored or co-sponsored by your sponsor, but your disclosure here and on page 14, which indicates that you may explore other investment opportunities in the future. Please revise to reconcile these statements.

Compensation of Management, page 23

7. You disclose on page 25 that the Manager may provide construction and/or construction management services, and if so, "the Manager shall be entitled to compensation that is (i)
       fair to the Company, and (ii) no greater than would be paid to an unrelated party at arm's length." Please expand your disclosure to provide material terms of your agreement with the Manager, including how you will calculate the compensation to ensure that it will be no greater than would be paid to an unrelated party. Additionally, please file any construction management services agreement as an exhibit to the offering circular, or advise. Refer to Item 17(6) of Form 1-A.

8. You disclose on page 25 that "[i]f the Manager is able to engage third parties at lower-
       than-market rates, then the Manager is entitled to retain the difference." Please discuss how you will determine market rates.

Transfers, page 33

9. Please revise this section to describe the "First Right of Refusal" that the manager has when an investor seeks to transfer shares.

Part III   Exhibits

10. Section 5.2 of the Investment Agreement indicates that a buyer must represent that he or she has "read all of the information in the Disclosure Document, including all the exhibits." Please revise to remove this language or provide us with your analysis of how this representation is appropriate.

11. You disclose that investor funds "will be held in an escrow account with Prime Trust,
       LLC." Please file the escrow agreement in accordance with Item 17(8) of Form 1-A, or advise.
 Craig Cecilio
DF Growth REIT, LLC
September 21, 2018
Page 4

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Staff
Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney,
(202) 551-7150 or
me at (202) 551-3391 with any other questions.


                                                          Sincerely,

                                                          /s/ Erin E. Martin

                                                          Erin E. Martin
                                                          Legal Branch Chief
                                                          Office of Real Estate
and
                                                          Commodities

cc:    Markley S. Roderick, Esq.
       Flaster/Greenberg